May 4, 2021

VIA EDGAR

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jessica Livingston
Sandra Hunter Berkheimer

Re:	Angel Pond Holdings Corporation

    Registration Statement on Form S-1

    Filed March 8, 2021, as amended

    File No. 333-253990

Dear Ms. Livingston and Ms. Hunter Berkheimer:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Angel Pond Holdings Corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-253990), as amended (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m. Eastern Daylight Time on May 6, 2021, or as soon as practicable thereafter. The Company hereby authorizes Adam Brenneman of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, to modify or withdraw this request for acceleration orally. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Brenneman at +1 212 225-2704 and that such effectiveness also be confirmed in writing.

Very truly yours,

Angel Pond Holdings Corporation

By:	/s/ Theodore T. Wang
Name: Theodore T. Wang
Title: Chairman and Chief Executive Officer

cc:	Pearl Yuan-Garg

Angel Pond Holdings Corporation

Adam Brenneman

Cleary Gottlieb Steen & Hamilton LLP